UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Exact name of registrant as specified in its charter)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

On September 8, 2023, REE Automotive Ltd. (the “Company”) published a notice (the “Notice”) that it will hold an Annual General Meeting of Shareholders on October 16, 2023, with a record date of September 26, 2023. A proxy statement (which will include the full version of the proposed resolutions) is expected to be filed by the Company on approximately September 21, 2023 on the website of the U.S. Securities and Exchange Commission at https://www.sec.gov/edgar. The Notice is furnished as Exhibit 99.1 herewith.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Annual General Meeting of Shareholders of REE Automotive Ltd. to be held on October 16, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

By:	/s/ Avital Futterman
Name:	Avital Futterman
Title:	General Counsel

Date: September 8, 2023

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